Exhibit 99.8

NOTICE OF ASSIGNMENT

January 31, 2020

Cardiol Therapeutics, Inc.,

2275 Upper Middle Road East, Suite 101

Oakville, ON

Canada, L6H 0C3

Re: Exclusive Supply Agreement, dated September 28, 2018, as amended, between Cardiol Therapeutics, Inc. and Noramco, Inc. (the “Agreement”).

Dear Contract Manager,

Please be informed that the above referenced Agreement, effective December 30, 2019, is assigned and transferred to Purisys LLC, a limited liability company organized under the laws of the State of Delaware, USA, with offices at 1550 Olympic Drive, Athens, GA 30601 (“Purisys”). Purisys is an affiliate of Noramco LLC fka Noramco, Inc.

This letter shall serve as notice that pursuant to Section 21 of the Agreement, Noramco, Inc. has assigned all of its rights, liabilities, and obligations under the Agreement to Purisys.

Should you have any questions regarding this matter, please contact Tim Jones, Purisys VP Global Pharmaceuticals and Medical OTC, at [Redacted - Personal Information]

Very truly yours,

By:	[Redacted - Personal Information]
[Redacted - Personal Information]
VP Global Pharmaceuticals and Medical OTC
PURISYS LLC